UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Amendment No. 1 (this “Form 6-K/A”) is an amendment to the Current Report on Form 6-K of Sandstorm Gold Ltd. (the “Company”), originally filed with the Securities and Exchange Commission on October 27, 2015 (the “Original 6-K”). The Company is filing the fully executed Warrant Indenture (the “Executed Indenture”) as Exhibit 99.1 to this Form 6-K/A in replacement of the Form of Warrant Indenture filed as Exhibit 99.2 to the Original 6-K. The Executed Indenture contains certain changes from the Form of Indenture requested by the Toronto Stock Exchange.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: November 3, 2015	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Warrant Indenture, dated November 3, 2015, by and between Sandstorm Gold Ltd and Computershare Trust Company of Canada.

The exhibit to this report on Form 6-K shall be incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-206476) under the Securities Act of 1933, as amended or supplemented.